                                                                   EXHIBIT D-5.4


                              PUC DOCKET NO. 19265
                           SOAH DOCKET NO. 473-98-0839


APPLICATION OF CENTRAL AND              #            PUBLIC UTILITY COMMISSION
SOUTH WEST CORPORATION AND              #
AMERICAN ELECTRIC POWER                 #
COMPANY, INC. REGARDING                 #
PROPOSED BUSINESS COMBINATION           #                      OF TEXAS



                                      ORDER

         This Order finds that the proposed business combination involving Central and South West Corporation (CSW) and American Electric Power Company, Inc. (AEP) (collectively applicants) is consistent with the public interest, pursuant to PURA(1) Section 14.101, under the terms and conditions specified in thiS Order. This conclusion rated the comprehensive public interest standard articulated in Application of Southwestern Public Service Company Regarding Proposed Business Combination with Public Service Company of Colorado.(2) Furthermore, this Order and approves the requested regulatory treatments detailed in Section X of the application to the extent specified in this Order.

         This Order is consistent with the non-unanimous stipulation (ISA)(3) entered into by several parties in this proceeding. Nevertheless, this Order addresses two areas, allocation of certain savings to regulated rates and reliability standards, to ensure compatability of the ISA and this Order with electric restructuring legislation passed by the 76th Legislature.(4) The State Office of Administrative Hearings' Proposal for Decision,(5) including findings of fact and conclusions of law, is adopted and

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         (1) Public Utility Regulatory Act, TEX. UTIL. CODE ANN.
Sections 11.001-64.158 (Vernon 1999) (PURA).

         (2) Application of Southwestern Public Service Company Regarding Proposed Business Combination with Public Service Company of Colorado, Docket No. 14980 (Feb. 14, 1997).

         (3) Integrated Stipulation and Agreement (May 4, 1999) (ISA).

         (4) Act of May 27, 1999, 76th Leg., R.S., ch. 405 (S.B. 7), 1999 Tex.
Sess. Law Serv. 2543 (Vernon) (to be codified primarily as Chapters 39, 40, and 41 of the Texas Utilities Code).

         (5) Proposal for Decision (Sept. 30, 1999).
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incorporated by reference into this Order, except where inconsistent with this
Order.

                                  I. DISCUSSION

DISTRIBUTION RATES

       The ISA provides that the Texas operating companies(6) will apply the savings detailed in Attachments A and H of the ISA to the "regulated rates of their customers"(7) and that all rate reduction riders will be credited to customers in accordance with Attachment I.(8) Paragraph 9 of Attachment I provides:

         In the event of industry restructuring legislation, the base rate revenue credits will be maintained by individual rate class, to the extent possible, although it is impossible to formulate a specific plan at this time. If and when restructuring legislation is enacted, the Applicants will submit a plan for [Commission] approval to allocate the credits set forth in Attachments A and H consistent with Sections 3.C, 3.F(8) and Attachment H, Section 6.(9)

Subsequent to the filing of the ISA, electric restructuring legislation was enacted into law.(10)

         The Commission concludes that customers of the Texas operating companies will not receive the full benefit of the savings specified in the ISA after January 1, 2002, unless the savings are allocated to the distribution rates of the successor transmission and distribution utilities.(11) A representative of AEP has assured the Commission that the proposed savings in the ISA can, as a practical matter, be applied against distribution rates.(12) The Commission's decision in this matter

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         (6) Central Power and Light, Southwestern Electric Power Company, and
West Texas Utilities and their respective successors in interest. See ISA
Section 1.

         (7) ISA Section 3.C and Attachment H, P. 6.

         (8) Id. Attachment H, P. 1.

         (9) Id. Attachment I, P. 9.

         (10) Act of May 27, 1999, 76th Leg., R.S., ch. 405 (S.B. 7), 1999 Tex.
Sess. Law Serv. 2543 (Vernon) (to be codified primarily as Chapters 39, 40, and 41 of the Texas Utilities Code).

         (11) Under PURA Section 39.051, all electric utilities, including the Texas operating companies, will be required to unbundle their business activities into several entities, one of which will be a transmission and distribution utility.

         (12) Open Meeting Tr. at 284-88 (Nov. 4, 1999).
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rests, in part, on this assurance.

         Therefore, the unbundling proceedings in 2000, in which the Commission will approve the transmission and distribution tariffs(13) are the appropriate forums to reflect these post-2002 savings in distribution rates. The savings are not effective, however, until the first month after the effective date of the merger,(14) and the merger may not be effective until after the April 1, 2000 deadline for filing tariffs initiating the unbundling proceedings.(15) In that event, after the merger is effective, the Texas operating companies' filings shall be amended to reflect the regulated-rate savings in the distribution rates of their successor transmission and distribution utilities. Ordering Paragraph 9 is modified and new Ordering Paragraph 9A is added to reflect this decision.

RELIABILITY STANDARDS

         Section 7.B of the ISA specifies reliability standards that are based upon P.U.C. SUBST. R. 25.53 and 25.81, and guarantees related to those standards. The Commission is, however, presently considering amendments to these rules(16) to conform to newly enacted statutory requirements.(17) Anticipating such changes, Section 7.D(2) of the ISA provides that:

         In the event the Commission's service reliability rule (Substantive Rule 25.52) is amended, such amendments shall automatically be incorporated in this agreement. Additionally, the signatories agree that they will revisit these standards and penalties in the future in the context of any performance-based ratemaking plans or rules for CSW and /or the electric industry.(18)


         To effectuate this provision, the Commission adds new Ordering Paragraph 9B directing the

--------

         (13) See PURA Section 39.201.

         (14) ISA Section 3A.

         (15) Open Meeting Tr. at 301-02 (Nov. 4, 1999).

         (16) Electric Reliability Standards, Project No. 21076 (pending).

         (17) See PURA Section 38.005.

         (18) ISA Section 7.D(2).
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Office of Regulatory Affairs, after any amendments to the Commission's service reliability rules, to establish a project to address any inconsistencies between the ISA and those amendments.

                   V. FINDINGS OF FACT AND CONCLUSIONS OF LAW

                               A. FINDINGS OF FACT

DESCRIPTION OF THE APPLICANTS

1. This case involves the potential merger of American Electric Power Company, Inc. (AEP) with Central and South West Corporation (CSW) (collectively called the Applicants).

2. AEP is a utility holding company based in Columbus, Ohio. It owns all the common shares of seven domestic electric utility operating companies: Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, and Wheeling Power Company. The AEP operating companies serve almost three million customers in parts of Ohio, Michigan, Indiana, Kentucky, West Virginia, Virginia, and Tennessee.

3. CSW is a utility holding company based in Dallas, Texas. It owns four domestic utility operating companies: Central Power and Light Company
         (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU). CPL and WTU operate within Texas, SWEPCO serves customers in Texas, Arkansas and Louisiana, and PSO serves customers within Oklahoma. The CSW operating companies provide electric service to approximately 1.7 million customers in a widely diversified area covering 152,000 square miles. The three utility companies serving Texas are referred to as the "Texas operating companies."
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DESCRIPTION OF THE MERGER

4. Under the proposed transaction, CSW will in effect be merged into AEP, and CSW shares will be converted into AEP shares using an exchange ratio of .6 AEP shares per CSW share. Any fractional shares of AEP stock resulting from the exchange will be paid in cash. The merger will be accounted for by the "pooling of interests" method of accounting.

5. The only corporate effect of the merger on the operating companies of CSW is a change in the ownership of the holding company. AEP will be the surviving corporation, which will be headquartered in Columbus, Ohio.

6. The eleven domestic utility operating companies of CSW and AEP retain their separate corporate identities, assets and liabilities, franchises, and certificates of convenience and necessity.

7. The merger will require the approval of the Oklahoma Corporation Commission, the Arkansas Public Service Commission, and the Louisiana Public Service Commission. Each of those bodies has issued an order approving the merger with various conditions. On the federal level, approvals are being requested from the Federal Energy Regulatory Commission (FERC), the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvement Act, the Nuclear Regulatory Commission, and the Federal Communications Commission.

PROCEDURAL HISTORY

8. On April 30, 1998, the Applicants submitted an application to the Public Utility Commission of Texas (PUC or Commission) for a public interest finding. On May 1, 1998, the Commission referred this docket to the State Office of Administrative Hearings (SOAH).
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9.       On May 27, 1998, the Administrative Law Judge (ALJ) held a pre-hearing conference and set December 2, 1998 as the date for the hearing on the merits. On June 1, 1998, the PUC Office of Policy Development (OPD) issued an order requesting briefing on threshold issues. On June 5, 1998, OPD requested additional briefing on the issue of federal authority vis-a-vis the Commission's regulatory authority. After consideration of the briefs of the parties, the Commission issued its first Preliminary Order in this docket on July 1, 1998. That Preliminary Order identified statutory issues, issues arising from Commission precedent, and twelve case-specific questions. On July 14, 1998, the Commission issued its Supplemental Preliminary Order, adding a thirteenth question. On July 14, 1998, the Applicants submitted supplemental testimony that addressed each of the issues identified in the Commission's Preliminary Orders.

10. On July 24, 1998, the ALJ directed parties to engage in settlement meetings, and specified dates on which the Applicants would report to the ALJ on those settlement discussions. No comprehensive settlement was reached as a result of those discussions, but the Applicants did reach a settlement with the Office of Public Utility Counsel (OPC) and intervenor Cities.(19) That settlement was filed November 9, 1998. As a result, the Applicants filed additional testimony in support of that stipulation on November 25, 1998. On December 8, 1998, the ALJ issued an order setting a new date for the hearing on the merits of April 27, 1999. The ALJ also ordered the Applicants to file supplemental testimony on market power on January 15, 1999.

11. Several parties contended that the non-unanimous stipulation required additional notice. In Order No. 32, issued on December 14, 1998, the ALJ denied the motion. On appeal, in an order dated January 27, 1999, the Commission reversed the ALJ's ruling and ordered bill insert notices be given to affected customers and affected municipalities.

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         (19) Cities include Abilene, Corpus Christi, McAllen, Victoria, Big
Lake, Vernon, and Paducah.
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12.      On March 23, 1999, the ALJ suspended the procedural schedule and rescheduled the hearing on the merits to May 4, 1999. On April 1, 1999, the ALJ moved the hearing on the merits to May 25, 1999. On April 23, 1999, the ALJ granted a motion to suspend the procedural schedule in light of a pending settlement. On May 4, 1998, numerous parties (the Signatories) submitted an Integrated Stipulation and Agreement (ISA). In addition to the OPC and the Cities, the Signatories included the Commission Office of Regulatory Affairs (ORA), the State of Texas, the Texas Industrial Energy Consumers, and Low Income Intervenors. On May 11, 1999, the ALJ issued Order No. 52, requiring the filing of additional testimony in support of the ISA and setting August 9, 1999 as the date for the hearing on the merits.

13. In accordance with Order No. 52, the Signatories filed supplemental testimony on May 21, 1999. Several non-signatory parties filed testimony regarding the merger on July 16, 1999. The Signatories filed rebuttal testimony on July 30, 1999.

14. The hearing on the merits commenced on August 9, 1999. At the start of the hearing, counsel for Applicants announced additional settlements had been reached with all but one of the active non-signatories. As a result, the hearing consisted exclusively of the cross-examination by Power Choice, Inc.'s (Power Choice) counsel, with limited redirect by the Signatories and inquiry by the ALJ. Upon receipt of a letter from the counsel for the Public Utility Board of Brownsville, the ALJ closed the hearing on August 11.
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THE ISA

15. The ISA resolves all the merger-related issues among the Signatories and also resolves some regulatory proceedings of the Texas operating companies as well. The ISA contains merger-related rate reductions, as well as rate reductions arising from the settlement of other cases. It provides for additional amortization of Excess Cost Over Market (ECOM) of CPL. It contains a market power mitigation plan and provides affiliate standards. It sets detailed customer service standards. It includes a rate moratorium for the Texas Operating companies that will last until January 1, 2003, subject to certain force majeure provisions. It contains provisions regarding jurisdictional issues between the PUC and federal agencies. It provides for Applicants to implement a Customer Education Plan and an expanded Low-Income program. It includes a sharing of off-system sales margins and other provisions relating to the operations of the merged companies.

16. The ISA represents a compromise among all the Signatories. If the PUC does not accept the ISA or issues an interim or final order that is materially inconsistent with the ISA, any Signatory adversely impacted by that material modification or inconsistency may withdraw its consent and proceed to a hearing on all issues.

REASONABLE VALUE

17. This merger is accomplished through a stock transaction. The price of CSW's and AEP's stock is set through the daily trading activity of the New York Stock Exchange. The merger was analyzed by the Board of Directors of both CSW and AEP and included the consideration of fairness opinions produced for both Boards. The transaction was the product of a willing buyer and a willing seller establishing a reasonable value after consideration of a number of factors. The Boards of both companies utilized fairness opinions prepared by investment bankers. Those opinions considered discounted cash flows, comparable companies, selected other mergers and acquisitions, historic trading ratios, and a pro forma analysis of the merger.
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18.      AEP will convert CSW stock to AEP stock using a conversion ratio of .60 of AEP shares for each share of CSW stock.

HEALTH AND SAFETY

19. AEP has an excellent safety record. AEP has employee training regarding safety, programs for the health and well being of its employees, and an active safety outreach program for the general public. After the merger, the similar health and safety programs of CSW will eventually be combined into a unified health and safety program. The proposed merger will not adversely affect the health or safety of customers or employees.

EMPLOYMENT IMPACTS

20. The merger could result in some jobs being transferred out of the state of Texas. Most of the potential job losses will be in the middle and upper ranks of management in the service companies. The geographic diversity of the merger ensures that many functions remain local.

21. Paragraph 9.C. of the ISA commits the Merged Company(20) not to reduce operating company field positions and customer service jobs for eighteen months beginning April 1, 1999. "Field positions" includes all employees on the front-line of providing service to the customer. This term would include all linemen, servicemen, and meter readers. "Customer service jobs" would include all the jobs having day-to-day contact with customers, such as telephone service representatives in the companies' call centers.

22. The merger will not result in the material transfer of jobs of citizens of this state to workers domiciled outside this state.

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         (20) Merged company is defined in the ISA as the post-merger AEP and its successors in interest. See ISA Section 1.
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NO DECLINE IN SERVICE

23. The ISA contains numerous standards for service quality, with monetary penalties if they are not met. The merger will not result in a decline of service quality or reliability.

MERGER DOES "MORE THAN PROMISE" COST SAVINGS

24. The ISA provides for the sharing of net merger savings with Texas customers through a "net merger savings rate reduction rider." A total of $84.4 million of merger savings will be shared with customers of CPL ($52.7 million), SWEPCO ($16 million), and WTU ($15.6 million). After the sixth year, the net merger savings rider will continue at the same level as the year six rider. In the first base rate proceeding for an operating company after the six-year net merger sharing savings period, all merger savings will be reflected in rates and the net merger savings rate reduction rider will be terminated. The amount of the net merger savings rate reduction rider is based on the estimates of net Texas retail merger savings. Even if net merger savings fall short of the estimates, the Applicants are guaranteeing a fixed level of benefits to customers and will bear the risk of any failure to actually achieve the full amount of net savings.

25. The ISA also contains rate reduction riders in Attachment H. In the context of the overall ISA, the total amount of the rate reductions (merger-related and Attachment H) is just and reasonable. Attachment H also provides that CPL will extend the terms of the Docket No. 12820(21) Stipulation to include a pre-tax ECOM amortization of $20,000,000 per year in 2000 and 2001 and a pre-tax ECOM amortization of $5,000,000 per year in the years 2002 through 2005. The provisions of the ISA dealing with rate reduction riders and reductions of ECOM are reasonable and in the public interest.

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         (21) Inquiry of General Counsel for an Inquiry Into the Reasonableness
of the Rates and Services of Central Power and Light Company (CPL), Docket No. 12820, Order on Rehearing (Oct. 11, 1995).
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26.      The ISA requires that all reconcilable fuel and purchased power savings be passed through to customers in accordance with PUC rules and proceedings for fuel factor adjustments and fuel reconciliation. The Applicants estimate that there will be fuel savings as a result of the merger.

27. The ISA does more than "just promise" savings to the Texas retail customers of the Texas Operating companies.

IMPROVEMENT IN SERVICE

28. AEP made the commitment to meet current levels of service and strive to exceed those levels. AEP may improve CSW service through the introduction of a real-time customer service data system, developments in the AEP transmission and distribution system which may be useful to CSW in the proper circumstances, and software programs which may be useful to CSW service.

29. The ISA contains eight pages of detailed standards relating to quality of service. The ISA specifies standards for service turn on and upgrades, light replacements, telephone response, and reporting requirements. Each of the customer standards has an accompanying penalty for failure to meet the standard. The ISA similarly establishes standards for distribution feeders and system standards, with detailed monetary penalties for failure to meet each standard. The ISA authorizes an independent audit of the standards by the Office of Customer Protection twenty-four months after the standards are implemented by the Merged Company, and every twenty-four months thereafter.

30. The quality of service provisions provide additional assurances that the merger will result in improvements in service to CSW's Texas customers because of the financial incentives contained in the standards. The customer service reporting standards are new requirements
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         that do not exist under current Commission rules. The ISA establishes numerous reporting, surveying, and independent auditing requirements, which enhance the Commission's and customers' monitoring and evaluation of the customer service provided by the Merged Company.

31. The ISA contains an expanded Low-Income program which will improve the quality of service for the customers served by that program. The Low-Income program is reasonable and in the public interest.

32. The ISA includes a Customer Education plan in the event of retail competition. Now that Senate Bill No. 7 has been signed, this provision of the ISA will mean more information for Texas consumers. The Customer Education plan is reasonable and in the public interest.

33. The customer service standards and reliability standards contained in the ISA are appropriate. Based on Findings of Fact Nos. 28 through 32, the quality of service for Texas customers will improve as a result of the merger.

MERGER COSTS AND MERGER BENEFITS

34. Over a ten-year period, the Applicants estimate they would have a total savings of $2.407 billion, less merger costs-to-achieve of $248,080 million and pre-merger initiatives of $193,327 billion for a net savings level of $1.965 billion.

35. The total amount of merger savings was allocated to each company by creating a synergy savings work order based on the analysis of services provided by the functional group. They utilized appropriate allocation factors for those functions to determine savings allocated to each operating company. The merger costs and pre-merger initiatives were allocated to all companies on a pro rata basis following gross savings. The individual company estimates of costs savings and costs were divided among regulatory jurisdictions using allocation
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         factors that were generally consistent with the practices used for cost assignments in past CSW rate proceedings. These efforts resulted in the level of merger savings shown in the ISA.

36. The ISA authorizes a "net merger savings" expense item (as shown in ISA Attachment B) to be reflected as a reasonable and necessary operating expense, if there is a proceeding to change base rates of a Texas Operating Company to become effective prior to the end of a six-year period after the effective date of the merger.

37. The ISA authorizes the Merged Company and Texas Operating companies to defer and amortize their merger-related costs-to-achieve over a six-year period following the effective date of the merger. If there is a proceeding to change base rates of a Texas Operating Company within six years after the effective date of the merger, the ISA states that the amortization of costs to achieve the merger included in Attachment C to the ISA will be reflected as a reasonable and necessary expense included in the cost of service. The ISA also reduces the amount that will be considered reasonable and necessary as included in Attachment E if a Texas operating company requests an increase to overall base revenues to be effective prior to the end of the six-year period.

38. Both the provisions of the ISA relating to the "net merger savings" expense item and the deferral and amortization of costs to achieve the merger, including change in control payments, are reasonable and should be approved.

39. The merger will not cause Texas customers to bear merger costs unrelated to corresponding benefits to Texas customers.
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MERGER FACILITATES REGULATORY OVERSIGHT

40. This merger does not cause any change in the jurisdiction of any regulatory body.

41. The Merged Company will propose a substantially expanded set of allocation factors over those presented by CSW in the last CPL rate case. Those factors will correlate to the volume of activity that is generated in performing certain services and thereby emphasize cost causation factors.

42. The ISA contains numerous provisions that relate to the regulatory jurisdiction of the PUC. They are primarily contained within ISA
         Section 4, but other provisions will assist the PUC in its regulatory oversight over the Merged Company.

43. The books and records of the Texas operating companies might be kept outside the state. The Merged Company will return such records for inspection pursuant to P.U.C. Subst. R. 25.71.

44. The merger is not a means of evading regulation and will facilitate regulatory oversight of the Merged Company.

MARKET POWER AND COMPETITION

45. Under the Applicants' market power study, there were instances in the Southwest Power Pool (SPP) and the Electric Reliability Council of Texas (ERCOT) in which the merger might cause failures of the FERC merger guidelines screen. The mitigation proposed by the ISA will address the apparent problems.

46. Under the ISA, the Merged Company agrees to divest 1604 megawatts (MW) of generation capacity in ERCOT. The ISA specifies that the divestiture shall consist of Lon Hill Units 1-4 (546 MW), Nueces Bay Plant (559
         MW), Joslin Unit 1 (249 MW), and Frontera Plant (250 MW). The ISA also specifies that the Merged Company agrees to divest 300 MW in the SPP, or more if it is required to do so by FERC.
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47.      The ISA protects the accounting of the merger by timing the ERCOT divestiture so as to not violate the criteria of pooling of interests accounting. Paragraph 6.C of the ISA contains the procedures that the Applicants and ORA will follow in order to determine the appropriate timing for the divestiture.

48. CPL may recall up to 1354 MW of the divested capacity under certain circumstances. The ISA contains numerous details regarding when and under what circumstances CPL may recall the capacity.

49. Gains from the sale of the CPL plants will be used to reduce ECOM of the South Texas Nuclear Project (STP). Pursuant to the ISA, CPL is required to submit the terms of the divestiture of its plants to the Commission for approval.

50. The ISA also addresses a Regional Transmission Organization (RTO) in SPP. Under paragraph 6 M of the ISA, the Applicants set a date certain to place CSW's SPP transmission facilities within an RTO.

51. The market power mitigation plan contained in the ISA is consistent with the public interest.

CONSISTENCY WITH CPL RATE CASE

52. The ISA regulatory plan does not change the accounting treatments ordered in Docket No. 14965,(22) or the rate reductions associated with the "glide path." The ISA reduces rates as reflected in the rate reduction riders contained in the ISA. The final order in Docket No. 14965 does not restrict CPL's ability to file for rate increases, but the ISA imposes a rate moratorium, with certain force majeure conditions, until January 1, 2003.

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         (22) Application of Central Power and Light Company for Authority to
Change Rates, Docket No. 14965 (Oct. 16, 1997).
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53.      Under the ISA, within 30 days of the effective date of the merger, CPL will withdraw from its pending appeal of Docket No. 14965 all issues which relate to the mandated glide path rate reductions. Paragraph 4.L of the ISA also provides that the Merged Company will abide by the ultimate resolution of affiliate allocation issues in the Docket No. 14965 appeal.

54. The ISA is consistent with and furthers the final decision in Docket No. 14965.

CONSISTENCY WITH WTU RATE CASE

55. Docket No. 13369(23) limited WTU-initiated rate increases, which has now been extended by the ISA to January 1, 2003. The ISA does not impact the amortization of the deferred Oklaunion costs, but does reduce rates as provided in the ISA's rate reduction riders.

56. With regard to sharing margins for off-system sales, the CPL final order requires that 100 percent of the off-system sales be passed through to CPL customers, while the WTU settlement allows 15 percent of the margins to be shared with shareholders. The ISA contains sharing mechanisms that allow for 100 percent of off-system margins to go to customers if the margins are below a certain level, 85 percent to customers if the margins exceed that level, and 50 percent of margins to customers if the margins exceed a significantly greater level.

57. There is good cause to authorize the treatment for off-system sales contained in the ISA. The current high credit percentages diminish the incentive to the Texas operating companies to commit additional resources to pursue additional sales and/or trading activities. The levels proposed in the ISA for sharing of 15 percent with shareholders is approximately 30 percent

----------

         (23) Petition & Statement of Intent of West Texas Utilities for Rate Review, Request for Good Cause Exceptions for Filing & Procedural Requests, Docket No. 13369 (Nov. 10, 1995).

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SOAH DOCKET NO. 473-98-0839


         higher than the previous maximum margins in the last three years. In order to justify 50/50 sharing, the margins must increase by almost 100 percent from historical maximum levels. The ISA's provisions with regard to off-system sales are reasonable and in the public interest.

58. While the ISA contains off-system sales margins that differ from those contained in the CPL or WTU rate cases, they are "consistent with" or "further the rate treatments incorporated in" those two cases, and should, therefore, be adopted as part of the overall ISA. Similar treatment should be given to SWEPCO.

59. The ISA's provisions as a whole are consistent with or further the rate treatments incorporated in the WTU rate case.

CONSISTENCY WITH IRP

60. While the merger with AEP will potentially result in an additional source of firm capacity for the CSW Texas Companies after closing the merger, because planning for the sources of supply in the current IRP must occur today and given the limited amount of available firm transmission capacity, the CSW Texas Companies will continue the resource solicitation approved in Docket No.
         16995.(24)

61. The ISA contains an agreement by the Applicants not to seek any new resource surcharge or Power Cost Recovery Factor or increase in any existing resource surcharge or PCRF, subject to certain conditions. Those conditions include if the requested surcharge or PCRF (1) was

----------

         (24) Joint Application of Central Power and Light Company, West Texas Utilities Company and Southwestern Electric Power Company for Approval of Preliminary Integrated Resource Plans (IRP) and Related Good Cause Exceptions, Docket No. 16995 (July 30, 1997 and April 13, 1998)(Interim Order on Preliminary Plan and Interim Order on Interruptible Phase, respectively).

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SOAH DOCKET NO. 473-98-0839


         authorized in Docket Nos. 18041 or 18845,(25) or (2) is to provide for recovery of fuel and purchased power energy savings resulting from demand-side management (DSM) as required by the preliminary integrated resource plan in Docket No. 16995. Docket Nos. 18041 and 18845 provide for certification of contracts and recovery of costs associated with low-income DSM programs and renewable-energy resources, which were acquired in compliance with the Commission's interim order in Docket No. 16995.

62. Neither the merger nor the provisions of the ISA affect the decisions in the interim orders issued in Docket No. 16995.

TRANSMISSION RIGHTS

63. The rights of Texas transmission users (and all other parties) are potentially affected by the merger only to the extent that available transmission capacity through Ameren and into PSO and SWEPCO is reduced by the reservation of 250 MW of transmission capacity. AEP will continue to offer open-access transmission service between its East region (the current AEP) and the West region (the current CSW). The Applicants have filed a tariff at FERC that follows FERC Order No.
         888 and ERCOT rules.

64. The Applicants have agreed to waive certain transmission priorities at FERC. They will agree to waive the SPP operating companies' priority to the use of their interfaces with other transmission systems to import centrally dispatched energy from the existing AEP East Zone in excess of 250 MW. The Merged Company will also waive PSO's and SWEPCO's priority to the use of those interfaces to import non-firm energy from non-affiliates. Finally, the

----------

         (25) Petition of Central Power and Light Company, West Texas Utilities Company, and Southwestern Electric Power Company for Approval of Contracts for Low-Income DSM Programs and for Authority to Implement a Power Cost Recovery Factor Associated Therewith, Docket No. 18041, Final Order (May 11, 1998) or Petition of Central Power and Light Company, West Texas Utilities Company and Southwestern Electric Power Company for Approval of Photovoltaic Contract and Renewable Energy Technologies Trailer Program and Associated Cost Recovery Mechanisms, PUC Docket No. 18845, Final Order (Nov. 24, 1998).

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SOAH DOCKET NO. 473-98-0839


         Merged Company will schedule its use of the HVDC ties between SPP and ERCOT on a first-in-time basis for certain transactions.

65. The acquisition and use of transmission rights by AEP for the merger will not impair the access, rights or priorities of other transmission owners or customers in Texas.

TANGIBLE BENEFITS ON A TIMELY BASIS

66. Based on Findings of Fact Nos. 19 through 65, the ISA contains tangible benefits for Texas customers.

67. The ISA will produce timely benefits for Texas customers in the areas of rate reductions, ECOM amortization, market power mitigation, affiliate standards, customer service standards, rate moratorium, jurisdictional issues, customer education, low-income programs, off-system sales margins, and other ISA provisions.

68. Based on Findings of Fact Nos. 66 and 67, the merger will result in tangible benefits to Texas customers on a timely basis.

IMPACT OF RETAIL COMPETITION

69. The net merger savings rate reduction rider will continue to apply to regulated rates in the event of legislatively-mandated unbundling. The rate reductions apply even if there is a legislatively-mandated rate freeze. The net merger savings rate reduction rider will continue if there are legislatively-mandated rate reductions, and the net merger savings rate reduction rider will not be considered an offset to the legislative reduction.

PUC DOCKET NO. 19265                 ORDER                         PAGE 20 OF 28
SOAH DOCKET NO. 473-98-0839


FORM OF MERGER SAVINGS SHARING

70. The nature of the merger savings sharing plan has changed since the Commission issued its Preliminary Order. The Applicants' current regulatory plan is contained in the ISA, and is an appropriate means to implement sharing with customers. Preliminary Order question No. 6, as posed, is moot or should be modified to ask if the ISA's provisions are reasonable.

SERVICE QUALITY GUARANTEES

71. The ISA contains several guarantees for service quality, including penalties if the standards are not met. The ISA also requires several reports (including statistically valid customer service surveys) and bi-annual audits by the Office of Customer Protection. The ISA contains appropriate guarantees to ensure that service quality in Texas does not suffer after the merger.

GUARANTEED MINIMUM AMOUNT

72. The ISA's net merger savings rate reduction rider is based on the estimated net Texas retail merger savings. Use of a fixed amount of savings allows for guaranteed benefits for customers while providing flexibility to accommodate a transition to competition. The Applicants bear the risk of any failure to actually achieve the full amount of net savings.

73. Using a fixed value for merger costs is reasonable. The ISA provides for a guaranteed minimum amount for the customers' share of merger savings. No true-up mechanism should be adopted.

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SOAH DOCKET NO. 473-98-0839


AFFILIATE STANDARDS

74. The ISA contains affiliate standards that will apply in the absence of PUC rules or legislation. The PUC is also devising rules for affiliate relations, including unbundling rules and code of conduct rules. Senate Bill No. 7 also contains several provisions concerning the ability of electric utilities to engage in cost shifting, cross subsidies, and/or discriminatory behavior. The Applicants have provided sufficient guarantees that will prevent unjustified cost shifting, cross subsidies, or discriminatory behavior.

CONTESTED ISSUE

75. Section 4.E. of the ISA states that stranded costs will be recovered on a stand-alone basis among the Texas operating companies. This section of the ISA is intended to ensure a clear separation between the three Texas companies and the AEP companies or PSO in Oklahoma in the allocation and recovery of stranded costs. It guarantees that customers of the CSW operating companies will not be at risk for stranded costs incurred by AEP.

76. Central Power & Light Company is likely to have stranded costs related to its ownership interest in the STP. WTU and SWEPCO do not currently have stranded costs related to generation plant. The language of
         Section 4.E. does not address whether CPL stranded costs should be netted against the value of WTU and SWEPCO plants among the CSW operating companies. Furthermore, treatment of CSW stranded costs through netting among its Texas operating companies is not relevant to issues in this merger case.

77. The ISA does provide for ECOM mitigation in two instances: Attachment H, paragraph 3.d. of the ISA pledges a $60 million stranded cost reduction for CPL customers as an extension of the Docket No. 12820 Stipulation, and Section 6.J. provides that the gains on the sale of CPL's power plants will be applied to reduce the company's stranded costs. The ISA does not bind the Commission to any particular treatment of stranded costs or ECOM in future proceedings.

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SOAH DOCKET NO. 473-98-0839


GENERAL EVALUATION

78. The ISA, taken as a whole, is a reasonable resolution of contested issues in this docket, is supported by the record, and is in the public interest. Therefore, the ISA should be adopted as the basis for the Commission's decision in this case.

79. The Applicants have presented substantial evidence that demonstrates that this merger meets each of the statutory standards, the Docket No. 14860(26) (SPS/PSCo) standards and the questions posed by the PUC in the Preliminary Orders. This evidence supports an independent finding that the ISA is just and reasonable.

80. Under the provisions and conditions of the ISA, the merger of AEP with CSW is consistent with the public interest.

                              B. CONCLUSIONS OF LAW

81. CPL, SWEPCO and WTU are electric utilities as defined by Section 31.002 of the Public Utility Regulatory Act (PURA), TEX. UTIL. CODE ANN. (Vernon 1999). The Commission has jurisdiction over those utilities under PURA Section 14.001, et seq.;Section 31.001 et seq.;Section 33.001, et seq.; Section 36.001, et seq.; and Section 38.001 et seq.

82.      The Applicants seek a public interest determination pursuant to PURA
         Section 14.101.

83. SOAH has jurisdiction over all matters relating to the conduct of a hearing of this proceeding including the preparation of a proposal for decision with findings of fact and conclusions of law pursuant to PURA
         Section 14.053 and TEX. GOV. CODE ANN. Section 2003.049 (Vernon 1999).

----------

         (26) Application of Southwestern Public Service Company Regarding Proposed Business Combination With Public Service Company of Colorado, Docket No. 14980, Final Order (Feb. 14, 1997).

PUC DOCKET NO. 19265                 ORDER                         PAGE 23 OF 28
SOAH DOCKET NO. 473-98-0839


84. The Applicants have complied with the notice requirements as set by the PUC.

85. Because the Applicants, along with numerous other parties, presented a non-unanimous stipulation for approval, the procedure for considering such stipulations is proscribed by PURA Section 14.054 and PUC Procedural Rule Section 22.206. The hearing on the merits to consider the ISA was conducted in accordance with these provisions.

86. Cities of Abilene, et al. v. Public Utility Comm'n, 854 S.W.2d 932, 937-38 (Tex. App. - - Austin 1993), aff'd in part and rev'd in part, 909 S.W. 2d 493 (Tex. 1995) determined that a non-unanimous stipulation could be considered as a basis for a final order so long as "nonstipulating parties had an opportunity to be heard on the merits of the stipulation and the Commission made an independent finding on the merits, supported by substantial evidence in the record, that the stipulation set just and reasonable rates." The procedure followed in this case conforms with the Cities of Abilene procedural requirements.

87. The ISA is a reasonable resolution of the contested issues in this docket, is consistent with PURA, is supported by the record, and is in the public interest.

88. The Applicants will comply with P.U.C. Subst. R. 25.71 by returning records to the PUC for inspection.

89. The Applicants have demonstrated good cause for the ISA's provisions regarding sharing of the margin for off-system sales in a manner different than that contained within P.U.C. Subst. R.
         25.236(a)(8).

90. The Applicants have met their burden of proof with regard to the statutory standards; the SPS/PSCo standards found in Docket No. 14980, which specified other issues that need to

PUC DOCKET NO. 19265                 ORDER                         PAGE 24 OF 28
SOAH DOCKET NO. 473-98-0839


         be examined prior to the determination of the public interest; and the questions posed by the PUC in its Preliminary Orders in this case.

91. The rates resulting from the net merger savings rate reduction rider and the rate reduction riders in ISA Attachment H are just, reasonable, in the public interest and are not unreasonably preferential, prejudicial, or discriminatory pursuant to PURA Section 36.003.

92. Under the provisions and conditions of the ISA, the merger of AEP with CSW is consistent with the public interest under PURA Section 14.101.

                              VI. ORDERING LANGUAGE

         In accordance with the foregoing findings of fact and conclusions of law, the Commission issues the following orders:

1. The application of CSW and AEP to combine their two businesses, as amended by the Integrated Stipulation and Agreement, is approved.

2. CPL, SWEPCO and WTU shall implement the net merger savings rate reductions riders and the ISA Attachment H rate reductions riders through filings with appropriate regulatory authorities to be effective for bills rendered in the first revenue month after the closing of the merger as specified in this Order.

3. CPL shall reduce stranded costs related to its generating plants consistent with the agreements contained in ISA.

PUC DOCKET NO. 19265                 ORDER                         PAGE 25 OF 28
SOAH DOCKET NO. 473-98-0839


4. The Merged Company shall comply with the jurisdictional resolutions contained in Section 4 of the ISA.

5. The Merged Company shall adopt the Low-Income program, customer service, and reliability standards established in the ISA and shall implement the customer education program to provide information concerning electric industry restructuring and retail competition.

6. The Applicants shall provide for the sharing of off-system sales margins as specified in the ISA and for the treatment of fuel savings arising from the integrated operations of the Merged Company.

7. Applicants shall defer and amortize over a six-year period the estimated costs to achieve the merger, including change in control payments as specified in the ISA.

8. If the Merged Company maintains CSW's Texas operating companies' business records outside the State of Texas, it shall do so in accordance with the requirements of P.U.C. Subst. R. 25.71(c).

9. The Merged Company or the Texas operating companies shall file tariff sheets consistent with this Order upon closing of the merger. Only savings applied to regulated rates that will be recognized prior to January 1, 2002 shall be included in this filing; additional tariffs to recognize post-2002 savings to regulated rates shall be filed pursuant to Paragraph 9A. This tariff, and all filings related to it, shall be filed in Tariff Control Number 21429, and shall be styled: COMPLIANCE TARIFF Pursuant to Final Order in PUC Docket No. 19265, SOAH Docket No. 473-98 - 0839, Application of Central and South West Corporation and American Electric Power Company, Inc. Regarding Proposed Business Combination. The filing shall include a transmittal letter stating that the tariffs attached are in compliance with the order, giving the docket number, date

PUC DOCKET NO. 19265                 ORDER                         PAGE 26 OF 28
SOAH DOCKET NO. 473-98-0839


of the order, a list of tariff sheets filed, and any other necessary information. The timetable for review of the compliance tariff shall be established by the PUC ALJ assigned to the tariff. In the event any sheets are modified or rejected, the Applicants shall file proposed revisions to those sheets in accordance with the PUC ALJ's notice. The effective date of the tariff shall be as determined in the written notice of approval by the PUC ALJ. All subsequent filings in connection with the compliance tariff (i.e., requests for extensions, textual corrections, revisions) shall be filed in the same Tariff Control No. provided above, and styled as set forth above. After issuance of the final order in this docket, no further filings other than those pertaining to a Motion for Rehearing shall be made in this docket.


9A. The Merged Company or Texas operating companies shall file, or shall amend the filings made prior to the merger by the Texas operating companies relating to, tariffs and supporting information to reflect the savings provided in the ISA in the distribution rates of the Texas operating companies' successor transmission and distribution utilities. The filings or amendments shall be made in the unbundling proceedings established by the Commission to approve proposed transmission and distribution tariffs under PURA Section 39.201 and shall comply with any applicable Commission rules related to that proceeding.

9B. The Office of Regulatory Affairs shall, after adoption of any amendments to the Commission's service reliability rules, establish a project to address any inconsistencies between the ISA and those amendments.

10. Entry of the Order does not indicate the Commission's endorsement or approval of any principle or methodology that may underlie the ISA. Neither shall entry of the Order be regarded as binding precedent as to the appropriateness of any principle underlying the ISA.

11. All motions, applications, requests for entry of specific findings of fact and conclusions of

PUC DOCKET NO. 19265                 ORDER                         PAGE 27 OF 28
SOAH DOCKET NO. 473-98-0839


law, and other requests for relief, general or specific not expressly granted herein, are denied for want of merit.

PUC DOCKET NO. 19265                 ORDER                         PAGE 28 OF 28
SOAH DOCKET NO. 473-98-0839



       SIGNED AT AUSTIN, TEXAS THE ______DAY OF NOVEMBER, 1999.



                                         PUBLIC UTILITY COMMISSION OF TEXAS


                                         _____________________________________
                                         PAT WOOD, III, CHAIRMAN


                                         _____________________________________
                                         JUDY WALSH, COMMISSIONER


                                         _____________________________________
                                         BRETT A. PERLMAN, COMMISSIONER